UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. _)

Reeves Telecom Limited Partnership

(Name of Subject Company)

Reeves Telecom Limited Partnership

 (Name(s) of Person(s) Filing Statement)

Limited Partnership Units

 (Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Davis P. Stowell, President	Copy to:
Grace Property Management, Inc	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2201	Bloomfield, CT 06002
(860) 242-0004

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address and telephone number of the principal executive office of the Partnership is c/o Grace Property Management, Inc. (“GPM”), 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(b) Securities. The Offer (as defined in Item 2) is for limited partnership units (the “Units”) of the Partnership, including shares of common stock of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. As of May 31, 2006, there were 1,811,562 Units issued and outstanding (including shares of common stock of the Corporation that have not been exchanged for Units).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This Schedule 14D-9 is being filed by the subject company, which is the Partnership, the general partner of which is GPM. The address and telephone number of the principal executive office of the Partnership is c/o GPM, 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(d) Tender Offer. This Schedule 14D-9 relates to the offer by Peachtree Partners (the “Offeror”) to purchase not “more than 4.9% of the 1,811,562 outstanding Shares [sic], including those we already own,” at a price of $2.00 per Unit, “less an administrative fee of $50.00 per investor and less any distributions paid after June 14, 2006,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2006 and the related Assignment Form & Limited Power of Attorney (which together, as they may be amended and supplemented from time to time, constitute the “Peachtree Offer”). The Peachtree Offer appears to be intended to be a “Mini-Tender Offer” exempt from Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14D thereunder, and the Offeror has made no filings with the Securities and Exchange Commission relating to the Offer. The address of the Offeror is 1717 E. Morten Ave., Suite 250, Phoenix, AZ 85020.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d) Conflicts of Interest. The Partnership and GPM are not aware of any actual or potential conflict of interest with the Offeror and the principals of the Offeror identified in the Offer to Purchase.

On June 14, 2006, Reeves Telecom Acquisition Corp. (“RTAC”) made an offer to purchase any and all outstanding Units of the Partnership at a price of $1.50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the RTAC Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “RTAC Offer”). The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is GPM, the shares of which are held in trust for the benefit of Mr. Grace. Therefore, RTAC may be deemed to be an “affiliate,” as that term is defined in Rule 12b-2 under the Exchange Act, of the Partnership and GPM.

GPM, the Partnership’s general partner, and thereby an affiliate of RTAC, charges the Partnership general partner fees. An affiliate of GPM, and thereby an affiliate of RTAC, charges the Partnership for office space used by officers of the general partner. Officers of GPM charge the Partnership for their out-of-pocket expenses incurred when traveling on Partnership business. The amounts charged the Partnership during the three months ended March 31, 2006 and the twelve months ended December 31, 2005 and 2004, are set forth in the table below.

CHARGES BY GENERAL PARTNER AND ITS AFFILIATES

	3 Months Ended	12 Months Ended December 31,
	March 31, 2006	2005	2004
General partner’s fee	$40,000	$150,000	$80,000
Rent for office space	4,750	18,000	15,000
Reimbursement for travel expenses	-0-	-0-	2,752
Total charges	$44,750	$168,000	$97,752

An affiliate of GPM, and thereby an affiliate of RTAC, is paid consulting fees in connection with the sale by the Partnership in 2001 of the assets of the golf course and country club. Such consulting fees are equal to 2½% of the gross purchase price paid in cash at the March 2001 closing and thereafter 2½% of the principal payments received by the Partnership on the promissory note issued as part of the consideration for the sale. All of such consulting fees have been fully accrued on the Partnership’s financial statements and are paid as and when principal on the promissory note is received by the Partnership. Assuming that all future payments of principal are received in a timely manner, the Partnership will pay additional consulting fees to such affiliate of GPM of $113 in 2006, $124 in 2007, and $3,221 in 2008. Given the relatively minor amounts of each monthly payment prior to maturity, the Partnership will pay consulting fees to the affiliate of GPM semi-annually in arrears. Interest for late payments in respect of such quarterly payments of consulting fees has been waived.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation. The Partnership and its general partner are unable to take any position as to whether Unit holders should tender or refrain from tendering their Units in the Peachtree Offer. Unit holders must make their own decision as to whether to tender their Units in the Peachtree Offer and, if so, how many Units to tender. Unit holders are urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to the Peachtree Offer.

(b) Reasons. Because the Peachtree Offer competes with the RTAC Offer, which is being made by an affiliate of the Partnership and GPM, its general partner, the Partnership and its general partner have a conflict of interest and are not able to take any position as to whether Unit holders should tender or refrain from tendering their Units under the Peachtree Offer.

(c) Intent to Tender. The Partnership and GPM, its general partner, and its affiliates will not tender any Units in the Peachtree Offer and have no knowledge of whether any other party will or will not tender Units in the Peachtree Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated by the Partnership, nor any person acting on its behalf, to make solicitations or recommendations in connection with the Peachtree Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) Securities Transactions. During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership or any affiliates, GPM, or any of GPM’s executive officers, directors and affiliates, other than the commencement of the RTAC Offer by an affiliate of the Partnership and GPM.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d) Subject Company Negotiations. The Partnership and GPM, its general partner, and its affiliates are not undertaking or engaged in any negotiations in response to the Peachtree Offer that relate to a tender offer or other acquisition of the Partnership Units or any other action in response thereto, other than the commencement of the RTAC Offer by an affiliate of the Partnership and GPM.

ITEM 8. ADDITIONAL INFORMATION.

(b) Other Material Information. During the fall of 2005, GPM, the general partner of the Partnership, received a request from Ira J. Gaines, one of the principals of the Offeror, for a list of the limited partners of the Partnership and the number of Units they owned. After certain communication relating to the request and the receipt by the Partnership of reimbursement of the actual cost of preparing such list in disc format, GPM furnished such disc to Mr. Gaines on November 14, 2005.

On December 29, 2005, the Partnership received notification of a tender offer made by the Offeror to purchase up to 4.9% of the Units (including those Units Peachtree already owned) at a price of $0.10 cash per unit, less a one-time administrative fee of $100.00 per investor and less any distributions paid by the Partnership after December 12, 2005. It appears that this December, 29, 2005 tender offer was also intended to be a “Mini-Tender Offer” exempt from Section 14(d) of the Exchange Act and Regulation 14D thereunder.

On February 16, 2006, 6,000 Units were transferred into the name of Ira J. Gaines.

ITEM 9. EXHIBITS.

(a)(1) Letter to Unit holders from the Partnership dated June 23, 2006, first sent to Unit holders on June 26, 2006.

(a)(2)  Press release issued by the Partnership dated June 26, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2006	REEVES TELECOM LIMITED PARTNERSHIP

By: Grace Property Management, Inc.
Its: General Partner

By: /s/ Davis P. Stowell
Davis P. Stowell
Its: President